SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                   Datum Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
                         (Title of Class of Securities)

                                    23820810
                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-6000
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 16, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Frequency Electronics, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (A)[ ](B)[X]



3    SEC USE ONLY



4    SOURCE OF FUNDS (See Instructions)

     WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                7     SOLE VOTING POWER

                      296,550
   NUMBER OF
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY           -0-
     EACH
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON
     WITH             296,550

                10    SHARED DISPOSITIVE POWER

                      -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       296,550

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]



13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.1%

14     TYPE OF REPORTING PERSON (See Instructions)

       CO



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ITEM 1.     SECURITY AND ISSUER

            This statement relates to shares of common stock, $0.25 par value per share (the "Common Stock"), of Datum Inc. ("Datum" or the "Corporation"). The Corporation's principal executive office is located at 9975 Toledo Way, Irvine, CA 92618-1819.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This statement is being filed by Frequency Electronics, Inc., a Delaware corporation ("Frequency" or the "Reporting Person"). The information required to be disclosed under Items 2 through 6 of Schedule 13D is provided in
Exhibit 1 hereto for each director and executive officer of Frequency. Frequency is a publicly-traded company, and Frequency's management is not aware of any person that controls Frequency.

            (b) The principal business address of Frequency is 55 Charles Lindbergh Boulevard, Mitchel Field, NY 11553.

            (c) Frequency designs, develops, manufactures and markets precision time and frequency control products and systems.

            (d) During the past five years, Frequency has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            On June 19, 1998, Frequency and the U.S. Government entered into a Plea Agreement, Civil Settlement Agreement and related documents ("Settlement Agreement") thereby concluding a global disposition of certain previously reported pending litigations and matters. All criminal charges brought by the U.S. Government against certain officers, employees and former employees of Frequency were dismissed, with prejudice. The criminal charges brought by the U.S. Government against Frequency were dismissed, with prejudice, with the exception of a single charge of submitting a false statement which failed to disclose the full explanation of Frequency's costs on a highly classified government project, as to which Frequency pled guilty and paid the U.S. Government a fine of $400,000 and $1.1 million as reimbursement for costs of its investigation, with all known criminal investigations of Frequency having been resolved. Reference is made to "Item 3 - Legal Proceedings" of Frequency's Annual Report on Form 10-K for the year ended April 30, 1999 on file with the Securities and Exchange Commission.

            (e) During the past five years, Frequency has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) The Reporting Person is a Delaware corporation.


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



ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The amount of funds used to purchase the shares of Common Stock described in Item 5 below was approximately $2,387,000. All of such funds came from Frequency's working capital.

ITEM 4.     PURPOSE OF TRANSACTION.

            Over the past several years, Frequency and Datum have discussed a possible business combination of the two companies. Frequency has also acquired and disposed of shares of the Common Stock from time to time.

            Frequency's board of directors has recently determined that a merger of Frequency and Datum would be in the best interest of the shareholders, customers and employees of both companies.

            On November 2, 1999, Frequency offered to acquire Datum for $10 per share in cash. Frequency's offer represented a substantial premium of 41.5% over the average closing price of Datum's common stock for the preceding 20 business days. A copy of Frequency's November 2, 1999 letter is attached as Exhibit 2 hereto and is incorporated herein by reference.

            On November 8, 1999, Datum advised Frequency that it had considered Frequency's November 2, 1999 proposal and concluded that there was no merit in pursuing a merger between Frequency and Datum.

            On November 9, 1999, Frequency modified its proposal and advised Datum that it was prepared to offer either $10.00 in cash or 1.0596 shares of Frequency common stock for each outstanding share of Datum common stock, or a combination of both cash and stock. Frequency stated that a stock transaction would be structured to be tax-free to Datum's shareholders. As of November 8, 1999, Frequency's proposed exchange ratio was valued at $10.00 per share. Frequency's proposal represented a premium of 41.2% over the average closing price for Datum common stock for the preceding 30 business days. A copy of Frequency's November 9, 1999 letter is attached as Exhibit 3 hereto and is incorporated herein by reference.

            On November 10, 1999, Datum announced publicly that it had received Frequency's November 9, 1999 proposal and anticipated that it would make a formal announcement with respect to the proposal "within the next few days." Datum also announced that it had adopted a stockholder rights plan. On November 11, 1999, Datum rejected Frequency's proposal.

            Frequency continues to believe that a merger of Datum and Frequency is in the best interest of the shareholders, customers and employees of both companies.

            Frequency intends to pursue the alternatives available in order to effect a business combination with Datum on the terms set forth in its November 9, 1999 proposal. Such alternatives could include, without limitation, (i) the purchase of additional Common Stock in


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



the open market, in privately negotiated transactions or otherwise, (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by it to one or more purchasers, (iii) negotiation of a business combination with Datum, (iv) commencement of a tender or exchange offer for the Common Stock, (v) initiation of shareholder proposals in favor of a sale of Datum and redemption of Datum's poison pill, and (vi) conducting a proxy contest or written consent solicitation to elect individuals to the Datum board of directors who would pursue a sale of Datum. Frequency may also contact and consult with other shareholders of Datum concerning Datum, its prospects, and any or all of the foregoing matters. Frequency intends to review its investment in Datum on a continuing basis and depending on various factors, including Datum's business, affairs and financial position, other developments concerning Datum, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to it, may in the future take such actions with respect to its investment in Datum as it deems appropriate in light of the circumstances existing from time to time.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) According to Datum's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as of November 10, 1999, Datum had issued and outstanding 5,839,940 shares of Common Stock.

            (b) Frequency is the beneficial owner of 296,550 shares of Common Stock or 5.1% of the outstanding Common Stock. Frequency has the sole power to vote, or to direct the vote of, all of such shares.

            (c) Frequency acquired its shares of Common Stock in open market transactions. The trading dates, number of shares purchased, price per share, and total price paid by Frequency during the past sixty days is as follows:

      DATE      PURCHASE/SALE    NO. OF SHARES   PRICE PER SHARE     TOTAL PRICE
      ----      -------------    -------------   ---------------     -----------

    10/15/99      Purchase               1,000          $6.62500      $6,625.000

    10/18/99      Purchase              14,000           6.62500      92,750.000

    10/19/99      Purchase               2,000           6.71875      13,437.500

    11/8/99       Purchase               5,000           7.25000      36,250.000

    11/10/99      Purchase              17,600           8.96875     157,850.000

    11/12/99      Purchase               8,000           8.56250      68,500.000


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    11/15/99      Purchase               2,700           9.09375      24,553.125

    11/16/99      Purchase              10,500           9.46875      99,421.875

    11/19/99      Purchase                 600           9.00000       5,400.000

            (d) Frequency is not aware of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed in Item 5 hereof.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Frequency does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Datum.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Certain information concerning the directors and executive officers of Frequency.

Exhibit 2 - Letter dated November 2, 1999 from Martin B. Bloch and Joseph P.
            Franklin to Erik van der Kaay.

Exhibit 3 - Letter dated November 9, 1999 from Martin B. Bloch and Joseph P.
            Franklin to Erik van der Kaay.

Exhibit 4 - Press Release dated November 9, 1999 issued by Frequency.


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



                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       November 22, 1999.


                                       FREQUENCY ELECTRONICS, INC.


                                       By: /s/ Joseph P. Franklin
                                           ------------------------------------
                                           Name:  Joseph P. Franklin
                                           Title: Chairman of the Board




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



                                  EXHIBIT INDEX

  EXHIBIT                             DESCRIPTION

     1 Certain information concerning the directors and executive officers of Frequency.

     2 Letter dated November 2, 1999 from Martin B. Bloch and Joseph P. Franklin to Erik van der Kaay.

     3 Letter dated November 9, 1999 from Martin B. Bloch and Joseph P. Franklin to Erik van der Kaay.

     4      Press Release dated November 9, 1999 issued by Frequency.



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